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                                                                  EXHIBIT (B)(1)

                              [BANCA INTESA LOGO]

                                                             Luxottica Group SpA
                                                                Piazzale Lotto 2
                                                                    20148 Milano
                                                    Attn. dott. Enrico Cavatorta

Banca Intesa SpA is glad to offer Luxottica Group SpA through its rete (branch network) Ambroveneto as well as its subsidiary Cassa di Risparmio di Parma e Piacenza SpA, a credit facility of Euro 500m for the purpose of acquiring Sunglass Hut, Inc.

The terms of the facility are listed below:

TRANCHE A

Maturity: 18 months minus one day from initial drawdown (payment of shareholders accepting the Public Offer)
Fully drawn
Amount: Euro 200m
Interest rate: 3 months Euribor plus a spread of 32.5 bp

TRANCHE B

Maturity: 18 months minus one day from initial drawdown (payment payment of shareholders accepting the Public Offer)
Revolving: 1, 2, 3 months drawings
Amount: Euro 300m
Interest rate: Euribor of the appropriate period plus a spread of 32.5 bp
A 5 bp p.a. commission will be paid over the amount of undrawn credit line, provided this amount exceeds Euro 100m

The facility will be managed as a "pool" by Banca Intesa rete Ambroveneto also on behalf of Cassa di Risparmio di Parma e Piacenza. A 1 bp commission p.a. will be paid to Banca Intesa rete Ambroveneto for the management of the pool facility.

A Italian Lire 100 million flat commission is payable for the increase of the facility from Euro 425 m to Euro 500 m.

Minor additions to these conditions may be agreed upon the signing of the legal contract.

Yours Sincerely
BANCA INTESA
Team 5
Giuseppe Stafforni
/s/ Giuseppe Stafforni

Milan, 12 March 2001